Exhibit 3.41

GRAHAM PACKAGING MINSTER LLC

OPERATING AGREEMENT

As adopted by the Sole Member on June 8, 2006

Officers	5
Resignations	6
Removal	6
Vacancies	6
Standard of Care of Operating Manager	6
No Exclusive Duty to Company	6
Prohibited Acts	6

FISCAL MATTERS	6
Books of Account	6
Bank Accounts, Funds, and Assets	7
Loans	7
Tax Returns and Elections	7
Reports to Members	7
Annual Reports	7
Quarterly Reports	7
Tax Information	7
Maintenance of Capital Accounts	7
Compliance with Section 704(b)	8
Minimum Gain Chargeback	8
Member Minimum Gain Chargeback	8
Qualified Income Offset	8
Compliance with Section 704(c)	8
Allocation of Profits and Losses	8
In General	8
Limitations on Distributions	8
No Priority	9
Record Date for Distributions	9
Event of Dissolution	9
Withdrawal Event	9
Agreement to Continue	9
Remedy for Breach of Agreement	9
Winding Up	9
Distribution of Assets	9
Articles of Dissolution	9

IN GENERAL	9
Amendment of Agreement	9
Construction	10
Headings	10
Severability	10
Heirs, Successors, and Assigns	10
Partition Forbidden	10
Counterparts	10
No Partnership Intended for Nontax Purposes	10
Time	10
Duration	10

DEATH	10

WITHDRAWAL	10

PROCEDURE ON LIQUIDATION	10

ii

GRAHAM PACKAGING MINSTER LLC

OPERATING AGREEMENT

1.	NAME AND INFORMATION

On June 8, 2006, GRAHAM PACKAGING MINSTER LLC (hereinafter referred to as the “Company”) was organized as an Ohio Limited Liability Company.

2.	MEMBERS AND MEMBERSHIP

a. Membership Interest. A Member’s Membership Interest shall be the proportion that a Member’s capital contribution bears to the aggregate capital contributions of all members.

b. Membership Certificates.

(DELETED FROM THIS OPERATING AGREEMENT).

c. Certificate Register.

(DELETED FROM THIS OPERATING AGREEMENT)

d. Transfer of Member’s Interest. No Member may assign, convey, sell, encumber, or in any way part with all or a portion of the Member’s Membership Interest except with the prior, written consent of all other Members, which consent may be given or withheld, conditioned, or delayed at the sole discretion of the other Members.

e. Further Restrictions on Transfer. No Member shall assign, convey, sell, encumber or otherwise part with all or a portion of the Member’s Membership Interest: (1) without registration under applicable federal and state securities laws, or unless he delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required; or (2) if, added to the total of all other Membership Interests sold or exchanged in the preceding twelve months, the sale or exchange of that Membership Interest would cause the termination of the Company under Section 708 of the Internal Revenue Code. Any transfer that violates this section is void.

f. Substitute Members. A transferee may become a substitute Member if (1) the requirements of 2.d. and 2.e. are met (2) such transferee executes an instrument accepting and adopting the terms of this Operating Agreement, which is in a form satisfactory to the remaining members; and (3) the transferee pays any reasonable expenses incurred in connection with the transferee’s admission.

g. Permitted Transfers. Any transfer of a Membership Interest in the Company shall take effect at the beginning of the month following the transfer. Any transferee shall take subject to the restrictions on transfer contained in this Operating Agreement.

h. Unauthorized Transfers. Upon any transfer of Membership Interest in violation of this Operating Agreement, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member; such transferee shall be entitled to receive only the share of profits or other income and return of capital contribution to which the transferor of the Membership Interest would otherwise be entitled.

i. Admission of Additional Capital. In order to obtain additional funds or for other business purposes, additional capital may be contributed to the Company, but only upon the unanimous written consent of the Members.

j. Admission of Additional Members. The Members may, with unanimous written consent, admit to the Company additional Members who will participate in the profits, losses, available cash flow, and ownership of the assets of the Company on such terms as are determined by all of the Members. Admission of additional Members may result in a dilution of the Membership Interests of existing Members.

k. Withdrawal of Reduction of Member’s Contributions to Capital. A Member, irrespective of the nature of his contribution, has the right to demand and receive only cash in return for his contribution to capital. A Member shall not receive out of the Company’s property any part of his contributions to capital until all liabilities of the Company, except liabilities to Members on account of their contributions to capital, have been paid or there remains property of the Company sufficient to pay them. Except as otherwise noted, no Member shall be entitled to withdraw any part of his Capital Account or to receive any distribution from the Company, except as may be authorized by the Members or until the full and complete winding up and liquidation of the business and affairs of the Company. In determining the schedule of any distribution or distributions made by the Company as a result of a Member’s involuntary withdrawal, the Company may consider the Company’s ability to make such distribution of distributions without jeopardizing the financial ability of the Company to continue its business.

l. Approval of Sale of All Assets. The sale, exchange, or other disposition of all, or substantially all, of the Company’s property as part of a single transaction or plan shall require approval of the Members holding a minimum of two-thirds ( 2/3rds) of all Membership Interest.

m. No Interest. No interest shall be paid on initial or subsequent capital contributions to the Company.

n. Annual Meetings. The annual meeting for the election of the Operating Manager shall be held on such date and at such time as shall be designated from time to time by the members. Any other proper business may be transacted at the annual meeting.

o. Special Meetings. Special Members’ meetings may be called by the Operating Manager or when request in writing by the holders of not less than Fifty (50) percent of the Membership Interests of the Company as of that date. Action taken at the meeting is limited to the purpose and business described in the meeting notice.

p. Place of Meetings. Members’ meetings shall be held at a place that shall be designated by the Operating Manager and included in the meeting notice. A Members’ meeting may be held by telephone conference.

q. Meeting Notice and Waiver. Written notice of a Member’s meeting stating the subject, time, date and place of the meeting shall be delivered neither fewer than ten nor more than thirty days prior to the date set for such meeting, either personally or by mail to each Member entitled to vote at such meeting.

r. Proxies. A Member may vote at Members’ meetings in person, by a dated, written proxy executed by the Member or an authorized attorney-in-fact. Proxies and powers of attorney shall be filed with the Operating Manager before or at the time of the meeting. Unless otherwise provided in the proxy, proxies shall be valid for eleven months after date of the proxy.

s. Quorum. A quorum at a Members’ meeting shall consist of the holders of a majority of the Membership Interest entitled to vote. Business may be conducted until the meeting is adjourned, notwithstanding the withdrawal of enough Members to leave less than a quorum.

t. Voting. If a quorum is present, the affirmative vote of a majority of the Membership Interest represented at the meeting and entitled to vote on the subject matter shall be the act of the Members unless otherwise prescribed by law, the Articles of Organization, or this Operating Agreement.

u. Adjournment Meeting. Upon the adjournment of a meeting, it shall not be necessary to give notice of the adjourned meeting, other than an announcement at the original meeting of the time and place to which the meeting is adjourned. Business permitted to be transacted at the original meeting may be transacted at the adjourned meeting.

v. Action Without a Meeting. Any action of the Members may be taken by dated, written consent without a meeting. Such consent must set forth the action taken, and be signed by holders representing not less than the minimum amount of the Membership Interests necessary to take such action at a meeting at which the holders of all Membership Interests entitled to vote on the action were present and voted.

w. Record Date. The record date for determining Members entitled to notice or to vote at any Members’ meeting or any adjourned meeting shall be the date on which notice of the meeting is mailed or personally delivered. The record date for determining Members entitled to take action without a meeting shall be the date upon which the first Member executes a written consent.

x. Right of Inspection. Each Member and authorized representative of a Member shall have, at reasonable times, during normal business hours, free access to and the right to inspect and, at the Member’s own expense, copy all books and records of the Company, including the name and address of each Member and Membership Interest owned.

y. Privacy. The business practices, trade secrets, and fiscal affairs of the Company are confidential information and are not to be disclosed to nonmembers who are not in the management of the Company’s business.

z. Representations and Warranties. Notwithstanding any other part of this Operating Agreement, each Member represents and warrants to the Company and each other Member that: (a) if the Member is an organization, it has been properly organized, in existence, and is in good standing under the laws of its state of organization and has power and authority to execute this Operating Agreement; (b) the Member is acquiring its interest in the Company as an investment for the Member’s own account, without intent to distribute; (c) the Member acknowledges that the Membership Interests are not registered under the Securities Act of 1933 or state securities laws, and that the Membership Interests may not be transferred in any manner without registration under federal and state securities laws, or exemption from these requirements.

aa. Further Action. Each Member, upon the request of the Operating Manager, shall perform all further acts and executed, acknowledge and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Operating Agreement.

bb. Liability of Members. No Member shall be liable, by reason of Membership Interest, for the liabilities of the Company beyond the Member’s respective capital contributions, unless the Member votes for or assents to a distribution which is in violation of Ohio law or this Operating Agreement.

cc. Acts Prohibited. During the time of the organization or existence of this Company, no Member shall:

i.	Perform any act that violates the Operating Agreement, except with the prior expressed approval of all Members.

ii.	Commit any act that prevents carrying on the business of the Company.

iii.	Act with the intent to harm the business operations of the Company.

iv.	Use the trade name of the Company (or a similar name) or any trademark, service mark, or trade name adopted by the Company, except in the ordinary course of the Company’s business.

v.	Confess a judgment against the Company.

vi.	Abandon, wrongfully transfer, or dispose of any Company property.

vii.	Admit another person or entity as a Member.

dd. Indemnification. If a Member engages in a prohibited transaction, such Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member.

3.	MANAGERS AND MANAGEMENT

a. Operating Manager. The Operating Manager shall be the chief executive officer of the Company and shall conduct the day-to-day business affairs of the Company, subject to any resolutions adopted by the Members. The Operating Manager shall preside at all Members’ Meetings. The Operating Manager need not be a Member of the Company.

b. General Authority. The Operating Manager shall manage the Company and shall have authority, power, and discretion to make all decisions and to do anything that the Operating Manager deems reasonably necessary in light of the Company’s business and objectives.

c. Specific Authority. In addition to the general powers of 3.b., the Operating Manager shall have specific authority to:

i.	Institute, prosecute, and defend in any proceeding in the Company’s name;

ii.	Purchase, receive, lease, own, hold, improve, use, and engage in other dealing with, property, wherever located;

iii.	Sell, convey, mortgage, pledge, lease, exchange, and otherwise dispose of property, except as noted in 2.e.;

iv.	Enter into contracts and guaranties; incur liabilities; borrow money; issue notes, bonds and other obligations; and secure any of the Company’s obligations by mortgage or pledge of Company property or income;

v.	Lend money, invest and reinvest Company funds, and receive and hold property as security for repayment, including loans to Members, officers, employees, and agents;

vi.	Conduct the Company’s business, establish Company offices, and exercise the Company’s powers within or without Ohio;

vii.	Appoint, define duties, and establish compensation of employees and agents of the Company;

viii.	Pay pensions and establish pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any current or former Members, employees, and agents of the Company;

ix.	Employ accountants and legal counsel for the Company, and compensate them from Company funds;

x.	Pay Compensation, or additional compensation, to any Members and employees for services previously rendered to the Company, whether or not an agreement to pay such compensation was made before such services were rendered;

xi.	Purchase life insurance covering the life of any of the Company’s Members or employees for the benefit of the Company;

xii.	Purchase liability and other insurance to protect the Company’s property and business;

xiii.	Participate in partnership agreements, joint ventures, limited liability companies, or other associations of any kind with any person or entity;

xiv.	Indemnify Members or any other person.

By execution of this Agreement, each Member hereby expressly consents to any exercise by Operating Manager of all or any of the foregoing powers.

d. Compensation of Operating Manager. The salary and other compensation of the Operating Manager shall be fixed from time to time by the Members.

e. Election. The Members shall elect the Operating Manager annually at the Annual Members’ Meeting. The Operating Manager shall serve at the pleasure of the Members.

f. Officers. The Operating Manager may at any time and from time to time appoint such officers of the Company and assign each appointed officer such duties as the Operating Manager may determine. Each such officer shall serve at the pleasure of the Operating Manager and may be removed with or without notice or cause as the Operating Manager may determine.

g. Resignations. The Operating Manager may resign at any time by giving written notice to the Members of the Company. A resignation shall not require acceptance to be effective. A resignation shall take effect upon receipt, unless the notice of resignation contains a later date.

h. Removal. The Operating Manager may be removed, at any time, with or without cause, by the affirmative vote of a majority of the Membership Interest.

i. Vacancies. Should the position of Operating Manager become vacant, the Members shall replace the Operating Manager by electing an interim Operating Manager who shall serve until a replacement is elected at the next Annual Members’ Meeting.

j. Standard of Care of Operating Manager. The Operating Manager shall exercise best efforts and reasonable business judgment in managing the business of the Company. Unless fraud, deceit, gross negligence, willful misconduct, or a wrongful taking shall be proven by a non-appealable court order, judgment, decree or decision, the Operating Manager shall not be liable to the Members for any mistake of fact or judgment or for any act or the failure to act by the Operating Manager in conducting the business of the Company that may cause or result in loss or damage to the Company or its Members. The Operating Manager does not guarantee the return of the Members’ capital contributions or a profit for the Members. The Operating Manager shall not be responsible to any Members because of a loss of their investments unless the loss shall have been the result of fraud, deceit, gross negligence, willful misconduct, or a wrongful taking by the Operating Manager and proved as set forth above.

k. No Exclusive Duty to Company. The Operating Manager may have other business interests and may engage in other ventures in addition to management of the Company. Neither the Members nor the Company shall have any right, except as otherwise provided by law, to share the income or proceeds or otherwise participate in such other business interests or ventures. The Operating Manager shall incur no liability to the Company or to any of the Members as a result of engaging in such other businesses or ventures.

l. Prohibited Acts. Without the unanimous consent of Members, the Operating Manager shall not:

i.	Do any act in contravention of the Operating Agreement;

ii.	Do any act that would make it impossible to conduct the business of the Company, except as otherwise provided in this Operating Agreement;

iii.	Confess a judgment against the Company;

iv.	Perform any act that subjects a Member to personal liability.

4.	FISCAL MATTERS

a. Books of Account. Records and books of account shall be kept or caused to be kept by the Operating Manager. Such records and books shall document the transactions and other matters relating to Company business in such detail as is usual and customary for businesses of the type engaged in by the Company. Books and records shall be maintained in accordance with generally accepted accounting principles. The Operating Manager shall maintain, during the existence of the Company, and for an additionally five years, the books, records, and other Company documents.

b. Bank Accounts, Funds, and Assets. The Company’s money shall be deposited at a bank or banks designated by the Operating Manager. Signatories for the withdrawal of funds shall be determined by the Operating Manager.

c. Loans. A Member may make secured or unsecured loans to the Company by agreement with the Company.

d. Tax Returns and Elections. The Operating Manager shall provide for the preparation and timely filing of income tax returns and reports for the Company. Copies of such returns shall be furnished to each Member upon request. All elections permitted to be made by the Company under federal or state laws shall be made by and at the discretion of the Operating Manager.

e. Reports to Members. The following reports shall be provided to each Member at the Company’s expense:

i.	Annual Reports. Within ninety (90) days after the end of each fiscal year, the Operating Manager shall provide a report of the Company’s activities for the year, related statements of income, cash flow, Members’ equity, and a balance sheet as of the end of the fiscal year.

ii.	Quarterly Reports. Within sixty (60) days after the end of each fiscal quarter, the Operating manager shall provide a report of the Company’s activities for the quarter, related statements of income, cash flow, and a balance sheet as of the end of the quarter.

f. Tax Information. The Operating Manager shall provide appropriate tax information to each Member after the close of the Company’s fiscal year. Every effort shall be made to furnish such information within seventy-five (75) days after the end of the fiscal year.

g. Maintenance of Capital Accounts. A Capital Account shall be maintained for each Member.

i.	Capital Accounts shall be increased by:

ii.	The amount of money and the fair market value of property contributed by the Member (net of liabilities that the Company assumes or takes subject to under Internal Revenue Code Section 752).

iii.	The amount of any Company income and gain allocated to the Member.

iv.	Capital Accounts shall be decreased by:

v.	The amount of money and the fair market value of property distributed to the Member by the Company (net of any liabilities that the member assumes or takes subject to under Internal Revenue Code Section 752).

vi.	Allocations to the Member of Company expenditures that are not deductible in computing the Company’s taxable income and that are not capital expenditures.

vii.	Allocations to the Member of Company loss and deduction.

h. Compliance with Section 704(b). The manner in which Capital Accounts are to be maintained pursuant to this Operating Agreement is intended to comply with the requirements of Internal Revenue Code Section 704(b) and applicable Treasury Regulations.

i. Minimum Gain Chargeback. If there is a net decrease in Company minimum gain during the year, each Member shall be specially allocated items of Company income and gain for the year (and, if applicable, subsequent years) equal to such Member’s share of the net decrease in Company minimum gain. This allocation shall be defined, interpreted, and determined in accordance with applicable Treasury Regulations.

j. Member Minimum Gain Chargeback. If there is a net decrease in Member minimum gain attributable to a Member non-recourse debt during the year, each Member with a share of the Member minimum gain shall be specially allocated items of Company income and gain for the year equal to such Member’s share of the decrease in Member minimum gain attributable to such Member. This allocation shall be defined, interpreted, and determined in accordance with applicable Treasury Regulations.

k. Qualified Income Offset. If a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4)-(6), items of Company income and gain shall be specially allocated to each Member in an amount and manner sufficient to eliminate, to the extent required by Treasury Regulations, the negative Capital Account balance of such Member as quickly as possible. This allocation shall be made only if a Member would have negative Capital Account balance after all allocations in 4 (t) are made.

l. Compliance with Section 704(c). In accordance with Internal Revenue Code Section 704(c) and applicable Treasury Regulations, income, gain, loss, and deductions, with respect to any property contributed to the capital of the Company, shall be allocated, solely for tax purposes, among the Members for the purpose of taking into account any difference between the adjusted basis of the contributed property and its fair market value when the contribution was made.

m. Allocation of Profits and Losses. The net profits and net losses of the Company for each fiscal year shall be allocated among the Members in proportion to their Membership Interests in the Company. Any credit available for income tax purposes shall be allocated among the Members in the same manner.

n. In General. All distributions of cash or other property shall be made to the Members pro rata in proportion to the respective Membership Interests on the record date of such distribution. Distributions shall be made at such time as determined by the Operating Manager. All amounts withheld pursuant to federal, state, or local tax laws with respect to any payment or distribution to a Member shall be treated as distributed to the Member.

o. Limitations on Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their capital contributions.

p. No Priority. No Membership Interest shall have priority over any other Membership Interest, either as to the return of Capital Contributions or as to net profits, net losses or distributions. The preceding sentence shall not apply to loans that a Member has made to the Company.

q. Record Date for Distributions. The record date for determining Members entitled to receive payment of any distributions shall be the date on which the resolution declaring such distribution is adopted.

r. Event of Dissolution. The Company shall be dissolved by the unanimous written consent of the Members or upon the occurrence of a Withdrawal Event unless there are at least two remaining Members and the business of the Company is continued within ninety (90) days by the consent of all the remaining Members.

s. Withdrawal Event. A Withdrawal Event shall consist of the death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member, or occurrence of any other event that terminates the membership of a Member in the Company.

t. Agreement to Continue.

(DELETED FROM THIS OPERATING AGREEMENT)

u. Remedy for Breach of Agreement. Monetary damages shall be the sole remedy for breach of a Member’s obligation to consent to continue the business of the Company.

v. Winding Up. Upon the dissolution of the Company, the members shall appoint a liquidating agent who, at the direction of the Members, shall make an accounting of the assets and liabilities of the Company, liquidate the assets of the Company, discharge Company liabilities, and wind up the Company’s affairs.

w. Distribution of Assets. Any assets of the Company remaining after liquidation shall be distributed in the following order: First, to pay and discharge the Company’s debts and other liabilities. Second, to establish a reserve for any contingent liabilities of the Company in an amount agreed to by the Members. Third, to the Members in proportion of their positive Capital Account balances, in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2), as determined after taking into account all Capital Account adjustments for the Company’s taxable year during which the liquidation occurs.

x. Articles of Dissolution. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Members according to their Membership Interests, the Articles of Dissolution shall be executed on behalf of the Company by the Operating Manager or any authorized Member with the Secretary of State of Ohio, and the Operating manager and Members shall execute any and all other instruments necessary and appropriate to reflect the dissolution and termination of the Company.

5.	IN GENERAL

a. Amendment of Agreement. This Agreement may be altered, amended, repealed, or enlarged upon only by affirmative vote of Members holding at least seventy-five percent (75%) of all Membership Interests.

b. Construction. All pronouns and similar language shall refer to masculine, feminine, neuter, singular, or plural as required by context.

c. Headings. Headings in this Operating Agreement are employed exclusively for convenience and are not part of the Operating Agreement.

d. Severability. If any term or provision of this Operating Agreement is illegal or invalid, such illegality or invalidity shall not affect the remainder of this Operating Agreement.

e. Heirs, Successors, and Assigns. The terms of this Operating Agreement shall be binding upon and inure to the benefit of Members and their heirs, successors, and assigns.

f. Partition Forbidden. Each Member irrevocably waives any right to maintain any action for partition with respect to the Company or its assets.

g. Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be an original and, collectively shall constitute one instrument.

h. No Partnership Intended for Nontax Purposes. The Members of this Company do not intend to form a partnership or limited partnership under Ohio or other state law. The Members do not intend to be partners to one another or partners as to any third party.

i. Time. Time is of the essence in this Operating Agreement.

j. Duration. The Company shall continue in existence for ninety-nine (99) years or any shorter and/or longer period of time as so determined by subsequent laws of the State of Ohio.

6.	DEATH

(DELETED FROM THIS OPERATING AGREEMENT)

7.	WITHDRAWAL

(DELETED FROM THIS OPERATING AGREEMENT)

8.	PROCEDURE ON LIQUIDATION

At the termination of this Company, the Members shall proceed with reasonable promptness to sell the Company assets and to liquidate the business of the Company. The profits and losses of the business during the period of liquidation shall be divided among or be borne by the Members, as the case may be, including the estate of any decedent, in proportionate shares. In the event there is any inequality in such accounts among the Members, such accounts shall first be adjusted. After the payment of Company debts, expenses of liquidation, any loans by Members to the Company, and the equalization of the capital and income accounts, the proceeds of liquidation, as realized, shall be distributed, first in discharge of the income accounts of the Members and of the estate of any decedent, and then in discharge of respective capital accounts. Any excess shall be distributed equally between the surviving Member or the estate of any deceased Member.

GRAHAM PACKAGING MINSTER LLC
By Graham Packaging Company, L.P.
By GPC OPCO GP LLC, its General Partner
(owning a 100% ownership interest)

Dated: June 8, 2006	By:	/s/ John E. Hamilton
John E. Hamilton, Chief Financial Officer

APPOINTMENT OF OPERATING MANAGER

With the execution of this Operating Agreement, Graham Packaging Company, L.P. is appointed to serve as the Company’s Operating Manager.

ACCEPTANCE BY
OPERATING MANAGER:
GRAHAM PACKAGING COMPANY, L.P.,
By GPC OPCO GP LLC, its General Partner

Dated: June 8, 2006	By:	/s/ John E. Hamilton
John E. Hamilton, Chief Financial Officer